Mail Stop 6010

Yongxing Song
Chief Executive Officer
China Power Equipment, Inc.
6th Floor, Fei Jing International
No. 15 Gao Xin 6th Road
Hi-Tech Industrial Development Zone
Xi'an, Shaanxi, China 710075

>   **Re: China Power Equipment, Inc.**
>   **Amendment No. 3 to Form SB-2 on Form S-1**
>   **Filed August 5, 2008**
>   **File No. 333-147349**

Dear Mr. Song:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business Overview, page 3

1.   We note your response to prior comment 6. As previously requested, please disclose how much Zhongxi has paid An Sen in entrustment fees through the entrusted bank account, or state that An Sen has not received any fees to date.

2.   Update the narrative disclosure when you update your financial statements.

3.   We note your responses to prior comments 8 and 9. In your response to prior comment 9 you appear to acknowledge that An Sen does not have the right to

direct the transfer of the shares held by nominal shareholders, including shares by Zhejiang Lvneng Electric Co. Ltd. Accordingly, please revise your disclosure following the "(2)" heading on page 3 as well as footnote 2 on page 5, footnote 2 on page 34 and elsewhere, as appropriate, to clarify that the registrant and An Sen do not physically hold the securities of Zhongxi, nor do they have the right to transfer or dispose of those shares.

4.   We note your response to prior comment 8 and your reference to the "statement" attached to the amended Management Entrustment Agreement (Exhibit 10.17). Please tell us who the ten signatories listed on the final page of the Management Entrustment Agreement represent. More specifically, please tell us whether these individuals are assenting to the Management Agreement on behalf of Zhejiang Lvneng Electric Co. Ltd. or whether they are signing on behalf of Zhongxi employees on whose behalf 2,400 shares have been reserved per your disclosure on page 3. In the event these ten signatures do not represent the assent of Zhejiang Lvneng Electric Co. Ltd. principals, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the Zhongxi shares held by Zhejiang Lvneng Electric Co. Ltd.

Risk Factors

5.   We note your response to comment 11. In an appropriate location in the filing where you discuss the material terms of the management entrustment agreement, also disclose that the agreement could be terminated upon breach and the effects to the registrant in the event of a breach.

Selling Stockholders, page 15

6.   Please revise your disclosure in the third paragraph of this section to clarify that only 726,183 shares are being registered by deleting the language "all of which are being registered."

Corporate History, page 32

7.   We note your response to prior comment 18. Please disclose the terms of the July 11, 2007 share transfer and any affiliations between the parties to this transfer, as previously requested.

Marketing Strategy of Zhongxi, page 36

8.   Please disclose whether the joint venture returned all funds that you contributed.

Certain Relationships and Related Party Transactions, page 41

9.   Please disclose the amount that you pay to lease the factory from Zhongxi
        Zhengliu Dianlu Transformer Co. as well as the amount you receive in return for
        subleasing the factory back to Zhongxi Zhengliu Dianlu Transformer Co.

Financial Statements, page F-1

10.   Please update your financial statements in accordance with Rule 8-08 of
        Regulation S-X.

December 31, 2007 Financial Statements, page F-16

Note 2 - Summary Of Significant Accounting Policies, Page F-21

Revenue Recognition, page F-23

11.   Please refer to prior comment 31. We note from your prior responses that in
        certain instances your customers are granted extended payment provisions that
        allow for a deferral of a portion of the contract price for up to one year. Please
        address the following:

        •   Revise your revenue recognition policy to disclose the terms of all extended
            payment provisions, including the length of those provisions.
        •   Specifically address how extended payment provisions affect your revenue
            recognition under SAB Topic 13B and any other relevant literature. Discuss
            why you believe collectability is reasonably assured at the contract date.
        •   Revise your MD&A to discuss the impact of extended payment terms on your
            liquidity.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Darren Ofsink, Esq.